
Mail Stop 7010   February 13, 2009

Jun Wang, Chief Executive Officer
SmartHeat Inc.
c/o Brian North, Esq.
Buchanan Ingersoll & Rooney PC
1835 Market Street, 14ᵗʰ Floor
Philadelphia, Pennsylvania 19103

        Re: **SmartHeat Inc.**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed February 4, 2009
                File No. 333-154415

Dear Mr. Wang:

    We have reviewed your filing and have the following comments.

General

1. We note that as a smaller reporting company, if you expect to report net income for the year ended December 31, 2008, you will not be required to provide updated financial statements and related disclosures until 90 days after year-end. If you intend to seek effectiveness prior to providing updated annual financial statements, please revise your registration statement to provide a recent developments section that summarizes your financial condition and results of operations at and for the year ended December 31, 2008 and represent that there have been no material trends, events or transactions that have arisen subsequent to the date of the latest balance sheet included in the filing.

2. Please file the legal opinion with your next amendment or as soon as possible. Note that we may have comments on the legal opinion once it is filed.

Management's Discussion and Analysis, page 18
Liquidity and Capital Resources, page 26

3. You state in the last paragraph of this section that "80% of our accounts receivable can be recorded within one year of sale." We are unclear as to the meaning of this statement. In this regard, please revise your disclosure to clarify this statement.

Selling Shareholders, page 44

4. We note your response to comment 6 in our letter dated December 22, 2008. However, your disclosure is still unclear since you state "[e]xcept as may otherwise be indicated, each of the selling shareholders acquired its shares in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares." If true, please revise each applicable footnote for the sellers who are affiliates of registered broker dealers that did not receive the securities as compensation (e.g., footnotes (xiii), (xvii), and (xix)), to make the statement above without any qualification. Please also clarify, if true, in footnotes (ii), (xi), (xiv), (xv), and (xvi) that these sellers received the securities as compensation for placement agent services.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies,
Revenue Recognition, pages F-9 and F-25

5. We note your response to comment 12 in our letter dated December 22, 2008; however, it appears to us that the revenue recognition policies disclosed in your annual and interim financial statements are not consistent with the revenue recognition policy disclosed in your response letter. If accurate, please revise the first paragraph of the revenue recognition policies disclosed in your annual and interim financial statements to include the disclosures in the first paragraph of your response letter. In addition, as previously requested, please provide us a more comprehensive explanation of the products and services you provide your customers.

6. The revenue recognition policy you disclosed in your response to comment 12 in our letter dated December 22, 2008 indicates that you only recognize revenue after products are delivered, tested and inspected by your customers. The accounts receivable payment terms disclosed on page 26 indicate that by the time a customer accepts delivery of your products, you have generally collected 90% of the purchase price. To the extent that these two statements are both accurate, it is not clear to us how or why your accounts receivable balance could be so significant to your revenues. It appears to us that you maybe recognizing revenue prior to delivery. Please advise or revise.

7. We note your disclosures related to "free after-sale service." Please explain to us how and why this service is not accounted for as a separate deliverable based on the provisions of EITF 00-21.

Note 6 – Other Receivables, pages F-15 and F-30

8. We note your response to comment 13 in our letter dated December 22, 2008; however, it is not clear to us how and why certain of these amounts are appropriately classified as other receivables, including amounts related to prepayments, deposits, and employee cash advances. It appears to us that unless you will be reimbursed in cash within 12 months for these amounts they should not be classified as other receivables, current. Please clarify or revise. For any other receivables that do remain, please disclose the nature of the transactions that gave rise to them and disclose the repayment terms.

Note 7 – Related Party Transactions, page F-15
Note 8 – Related Party Transactions, page F-30

9. We appreciate your response to comment 10 in our letter dated December 22, 2008. Given the explanation you provided in your response letter, it is not clear to us why the disclosures under due from related party continue to distinguish amounts related to short-term advances and amounts related to accounts receivable. Pease revise your disclosures to clarify, if accurate, that all amounts due from related parties represent accounts receivable in the normal course of business, otherwise, please clarify the nature and terms of these amounts.

Note 17 – Stockholders' Equity, page F-33

10. We appreciate your response to comment 14 in our letter dated December 22, 2008 and assume from this response, coupled with your response in your letter dated December 12, 2008, that the warrant agreement gives you a choice of net-cash settlement or settlement in your own shares. Please confirm that our understanding is correct and appropriately disclose.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director